Exhibit 99.1

EuroHoldings Ltd Announces Agreement Between its Majority Shareholders and Marla Investments Inc.
for 51.04% of the Company’s outstanding common shares.

Maroussi, Athens, Greece – June 23, 2025 – EuroHoldings Ltd (NASDAQ: EHLD) (“EuroHoldings” or the “Company”) an owner and operator of ocean-going vessels and provider of seaborne transportation, announced today that certain shareholders, all associated with the Pittas family (the “Sellers”), have entered into a Stock Purchase Agreement (the “Transaction”) and sold 51.04% of the Company’s outstanding common shares to Marla Investments Inc., a company affiliated with the Latsis family (the “Purchaser”). Members of the Pittas family retained approximately 7.6% interest in the Company immediately after the closing of the Transaction. In connection with the Transaction, the Company has been asked by the Sellers and the Purchaser to facilitate the transfer of the sale and purchase of the shares by agreeing to (i) amend the Company Shareholders’ Rights Plan to permit the Purchaser to become the beneficial owner of more than 15% of the Company’s issued and outstanding common shares, (ii) to consider two persons suggested by the Purchaser to fill vacancies on the Company’s Board of Directors (the “Board’), and (iii) to enter into a registration rights agreement with the Purchaser relating to the acquired shares (collectively the “Company Undertakings”).  No shares of the Company were issued in the Transaction.

The consideration for the 1,437,697 shares sold was approximately $12.9011 per share in cash. In addition, the Purchaser agreed to pay the Sellers certain amounts in cash payable quarterly in arrears, subject to the continued employment of the Company’s containerships M/V “Joanna” and M/V “Aegean Express” beyond their minimum employment period under their respective charter contracts.

In connection with the Transaction, two members of the Board, Messrs. Aristides P. Pittas and Dr. Anastasios (Tasos) Aslidis have resigned. Eurobulk Ltd, Eurochart S.A. and their affiliates will continue to provide executive, commercial and technical management services to the Company. The management of the Company remains in place after the Transaction.

The Company Undertakings have been unanimously approved by the Board, and recommended by its special committee of the Board comprised solely of disinterested directors. As a result of the actions by the Board, Messrs. George Margaronis and Christos Triantafillidis were appointed to fill the vacancies on the Board created by the resignation of Messrs. Pittas and Aslidis.

Seaborne Capital Advisors acted as exclusive financial advisor to the Company, Watson Farley & Williams LLP acted as legal counsel for the Purchaser, and Seward & Kissel LLP acted as legal counsel for the Company.

Aristides J. Pittas, Chairman, President and CEO of EuroHoldings commented: “Our strategy has always been focused on pursuing the best path forward to enhance shareholder value. We strongly believe that this Transaction represents a significant milestone in EuroHoldings’ evolution as it marks a new beginning with a highly reputable and successful shipping sponsor as a shareholder of the Company. Furthermore, members of the Pittas family retain ownership in the Company which demonstrates our conviction that this strategic decision is for the benefit of shareholders.”

George Margaronis, Vice President of Marla Investments Inc. commented: “With a presence in shipping of over 80 years, the Latsis family is excited that it has consummated its first transaction that relates to the U.S. public markets, to complement its other public and private investments in a variety of sectors and countries.  As a new director of the company, I personally look forward to working closely with the Company’s experienced management team and my fellow members of the board of directors.”

About EuroHoldings Ltd

EuroHoldings Ltd was incorporated on March 20, 2024 under the laws of the Republic of the Marshall Islands. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA) to serve as the holding company of three of its vessel-owning subsidiaries. Shares of EuroHoldings Ltd were distributed to Euroseas Ltd. shareholders on March 17, 2025.

EuroHoldings Ltd is a provider of worldwide ocean-going transportation services. The Company’s operations are managed by Eurobulk Ltd. an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. The Company has a fleet of two feeder containership vessels with a cargo capacity of 40,882 dwt, or 3,171 teu.

EuroHoldings Ltd is listed on the Nasdaq Capital Market under the symbol “EHLD”.

Forward Looking Statement

This press release contains forward-looking statements, including as defined under U.S. federal securities laws, concerning future events. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions.  Words such as “anticipates,” “may,” “potential,” “predicts,” “projects,” “should,” "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission (the “SEC”). Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Visit our website www.euroholdings.gr

Company Contact	Investor Relations / Financial Media
Dr. Tasos Aslidis Chief Strategy Officer EuroHoldings Ltd Messogiou Thallasis 4 & Evropis 151 24, Maroussi, Greece Tel. (+30) 211 1804005 E-mail: info@euroholdings.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroholdings@capitallink.com